Exhibit 99.1
FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 43% growth in Total Revenue and 40% growth in Net Income
Revenuev from Global IT Services & Products business — $ 640.5 million
Results for the Quarter ended December 31, 2006 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA – January 17, 2007 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its third fiscal quarter ended December 31, 2006.
Highlights of the Results:
➢	Total Revenue was Rs. 39.64 billion ($899 million1), representing an increase of 43% over the same period last year.

➢	Net Income was Rs. 7.45 billion ($169 million1), representing an increase of 40% over the same period last year.

➢	Global IT Services and Products Revenue was Rs. 28.67 billion ($650 million1), representing an increase of 35% over the same period last year.

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 6.83 billion ($155 million1), representing an increase of 32% over the same period last year

➢	Global IT Services and Products added 37 new clients during the quarter.
Outlook for our Quarter ending March 31, 2007
Azim Premji, Chairman of Wipro, commenting on the results for our quarter ended December 31, 2006 said “We have had another satisfying quarter. Our global IT business delivered good volume growth primarily driven by robust performance of our Energy and Utilities Vertical, Technology Infrastructure Services and Enterprise Application Services. Continuing their good momentum, our Financial Services & Retail businesses delivered more than 50% YOY growth. Manufacturing Vertical & Europe geography posted growth-rates ahead of the Company average. On the operations front we brought down our attrition rates in both the IT and BPO businesses. We are among the first few organizations globally to be assessed at maturity level 5 on the new CMMi V 1.2 model, which was released in September 2006. Looking ahead, for the quarter ending March 2007, we expect Revenue from our Global IT Services & Products business to be approximately $ 685 million.”
Suresh Senapaty, Chief Financial Officer of Wipro, said “During the quarter ended December 2006, our Global IT Services & Products Revenue was $ 640.5 million, which was ahead of our guidance of $ 633 million for the quarter. On the margin front, operational improvements and improved profitability in our BPO business and acquisitions portfolio helped us in largely offsetting the pressure on profitability arising out of wage increases and rupee appreciation.”
1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 29, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US $1=Rs. 44.11. However, the realized exchange rate in our Global IT Services and Products Business segment for the quarter ended December 31, 2006 was US$1=Rs. 44.77.

Wipro Limited
Total Revenue for our quarter ended December 31, 2006 was Rs. 39.64 billion ($899 million1), representing an increase of 43% over the same period last year. Net Income for our quarter ended December 31, 2006 was Rs. 7.45 billion ($169 million1), representing an increase of 40% over the same period last year. Earnings Per Share for our quarter ended December 31, 2006, were Rs. 5.21 ($0.121), representing an increase of 38% over the same period last year.
Global IT Services and Products (72% of Total Revenue and 89% of Operating Income for quarter ended December 31, 2006)
Our Global IT Services and Products business segment recorded Revenue of Rs. 28.67 billion2 ($650 million1) for our quarter ended December 31, 2006, representing an increase of 35% over the same period last year. EBIT for this segment was Rs. 6.83 billion ($ 155 million1) for our quarter ended December 31, 2006, representing an increase of 32% over the same period last year.
Our Operating Income to Revenue for this segment was 23.8% for our quarter ended December 31, 2006 representing a decrease of 70 basis points compared to the same period last year.
Return on Capital Employed (ROCE) for this segment was 61% for our quarter ended December 31, 2006, compared to 64% for the same period last year.
We had 66,176 employees our Global IT Services and Products business as of December 31, 2006, which includes 49,313 employees in our IT Services and Products business and 16,863 employees in our BPO Services business.
Our Global IT Services and Products business added 37 new clients during the quarter, of which 8 were Global 500 or Fortune 1000 companies, comprised of 13 new Technology clients and 24 new Enterprise clients.
Reinforcing its global leadership positioning in the area of quality and process excellence, Wipro Technologies was assessed at Level 5 of SEI’s CMMi Version 1.2. Our best practices in the application of Lean techniques to software engineering were adopted by the Harvard Business School as a case study. Wipro’s Technology Infrastructure Management Services (TIS) group emerged as the Top Indian vendor in the “The Forrester Wave™: Global Delivery Infrastructure Management for Europe 2006” — a survey report by Forrester Research, Inc., an independent research firm.
India and Asia-Pac IT Services and Products (17% of Total Revenue and 7% of Operating Income for our quarter ended December 31, 2006)
Our India and Asia-Pac IT Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 6.7 billion ($152 million1) for our quarter ended December 31, 2006, representing an increase of 74% over the same period last year. EBIT for this segment was Rs. 539 million ($12.2 million1) for our quarter ended December 31, 2006, representing an increase of 39% over the same period last year.

[2]	Global IT Services and Products segment Revenue was Rs. 28.76 billion for the quarter ended December 31, 2006 under the Indian GAAP. The difference of Rs. 81 million ($ 1.8 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.
1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 29, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US $1=Rs. 44.11. However, the realized exchange rate in our Global IT Services and Products Business segment for the quarter ended December 31, 2006 was US$1=Rs. 44.77.

Our Operating Income to Revenue for this segment was 8% for our quarter ended December 31, 2006, representing a decrease of approximately 204 basis points compared to the same period last year. ROCE for this segment was 72% for our quarter ended December 31, 2006, compared to 68% for the same period last year.
During the quarter ended December 31, 2006, our India and Asia-Pac IT Services and Products business segment announced and completed the acquisition of the India & Middle East operations of 3D Networks and Planet PSG. Results of the acquired entities are consolidated with the segment from November 1, 2006. Revenue for the quarter from this acquisition was Rs. 477 million.
Consumer Care and Lighting (5% of Total Revenue and 3% of Operating Income for our quarter ended December 31, 2006)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 1.93 billion ($44 million1) for our quarter ended December 31, 2006, representing an increase of 32% over the same period last year. EBIT for this segment was Rs. 265 million ($6 million1) for our quarter ended December 31, 2006, representing an increase of 26% over the same period last year.
Our Operating Income to Revenue for this segment was 13.7% for our quarter ended December 31, 2006, representing a decrease of approximately 70 basis points compared to the same period last year. ROCE for this segment was 41% for our quarter ended December 31, 2006, compared to 80% for the same period last year.
Others
During the quarter, our Wipro Infrastructure Engineering business completed the acquisition of Hydrauto Group AB. Results of Hydrauto have been consolidated into Wipro Limited effective November 1, 2006. Revenue for the Quarter from this acquisition was Rs. 1,043 million.
Our results for the quarter ended December 31, 2006, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 1:30 p.m. Indian Standard Time (3:00 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 29, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US $1=Rs. 44.11. However, the realized exchange rate in our Global IT Services and Products Business segment for the quarter ended December 31, 2006 was US$1=Rs. 44.77.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in the niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Bombay Stock Exchange, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# # #
(Tables to follow)
1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 29, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US $1=Rs.44.11. However, the realized exchange rate in our Global IT Services and Products Business segment for the quarter ended December 31, 2006 was US$1=Rs. 44.77.

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

		As of December 31,				As of March 31,
		2005		2006	2006	2006
					Convenience translation
					into US$
	NOTE	unaudited		unaudited	unaudited

ASSETS
Current assets:
Cash and cash equivalents		Rs.	4,279.48	4,751.74	$107.72	Rs.	8,857.70
Investments in liquid and short-term mutual funds			31,122.97	37,608.32	852.60		30,328.42
Accounts receivable, net of allowances			19,025.84	26,904.50	609.94		20,593.11
Costs and earnings in excess of billings on contracts in progress			4,240.63	5,116.96	116.00		4,336.06
Inventories			1,908.89	3,984.53	90.33		2,064.61
Deferred income taxes			91.39	423.26	9.60		168.28
Other current assets			4,459.90	6,699.39	151.88		5,463.04

Total current assets			65,129.10	85,488.69	1,938.08		71,811.22
Property, plant and equipment, net			16,156.80	24,352.29	552.08		17,777.40
Investments in affiliates			1,002.23	1,202.64	27.26		1,043.09
Investments securities			—	357.42	8.10		—
Deferred income taxes			230.60	52.90	1.20		182.91
Purchase price pending allocation			1,929.28	—	—		—
Intangible assets, net			342.33	2,621.73	59.44		854.33
Goodwill			5,944.94	12,798.53	290.15		7,480.85
Other assets			1,168.09	1,553.81	35.23		1,243.99

Total assets		Rs.	91,903.37	128,428.01	$2,911.54	Rs.	100,393.78

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings from banks and foreign state institutions		Rs.	1,054.36	2,144.58	$48.62	Rs.	704.55
Bonds issued by subsidiary			272.05	—	—		—
Current portion of long-term debt			—	228.61	5.18		—
Accounts payable			3,168.65	5,417.05	122.81		4,145.96
Accrued expenses			5,820.81	8,050.07	182.50		6,600.63
Accrued employee costs			4,109.12	5,152.58	116.81		4,425.12
Advances from customers			1,836.61	3,114.78	70.61		1,616.26
Other current liabilities			4,290.71	6,047.85	137.11		3,614.41

Total current liabilities			20,552.31	30,155.52	683.64		21,106.94
Long-term debt, excluding current portion			—	800.32	18.14		—
Deferred income taxes			—	462.35	10.48		127.46
Other liabilities			439.81	860.09	19.50		395.04

Total Liabilities			20,992.12	32,278.28	731.77		21,629.44

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,420,739,099 and 1,439,802,322 shares as of December 31, 2005 and 2006			2,841.48	2,879.60	65.28		2,851.51
Additonal paid-in capital			15,023.04	19,193.92	435.14		16,521.07
Deferred stock compensation			(2,385.79)	—	—		(2,202.42)
Accumulated other comprehensive income			246.77	483.65	10.96		433.70
Retained earnings			55,185.83	73,592.63	1,668.39		61,160.56
Equity Shares held by a controlled Trust:
7,869,060 and 7,869,060 shares as of December 31, 2005 and 2006			(0.08)	(0.08)	(0.00)		(0.08)

Total stockholders’s equity			70,911.25	96,149.73	2,179.77		78,764.34

Total liabilities and Stockholder’s equity		Rs.	91,903.37	128,428.01	$2,911.54	Rs.	100,393.78

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

		Three months ended December 31,					Nine months ended December 31,
		2005		2006		2006	2005		2006		2006
						Convenience					Convenience
						translation					translation
						into US$					into US$
	Note	unaudited		unaudited		unaudited	unaudited		unaudited		unaudited
Revenues:
Global IT Services and Products
IT Services		Rs.	19,595.02	Rs.	26,501.04	$600.79	Rs.	52,249.00	Rs.	73,790.43	$1,672.87
BPO Services			1,933.11		2,371.55	53.76		5,585.17		6,773.76	153.57
India and AsiaPac IT Services and Products
Services			1,490.12		2,222.55	50.39		4,335.46		5,907.80	133.93
Products			2,376.45		4,511.26	102.27		6,845.27		10,181.06	230.81
Consumer Care and Lighting			1,460.73		1,930.54	43.77		4,141.75		5,451.34	123.59
Others			878.36		2,099.07	47.59		2,408.73		3,981.81	90.27
Total			27,733.79		39,636.01	898.57		75,565.38		106,086.21	2,405.04

Cost of Revenues:

Global IT Services and Products
IT Services			12,428.88		17,511.76	397.00		33,337.69		48,596.64	1,101.71
BPO Services			1,402.19		1,528.77	34.66		4,264.72		4,520.68	102.49
India and AsiaPac IT Services and Products
Services			834.07		1,148.05	26.03		2,514.34		3,230.68	73.24
Products			2,066.29		4,102.44	93.00		6,052.37		9,233.47	209.33
Consumer Care and Lighting			919.18		1,259.60	28.56		2,623.45		3,558.63	80.68
Others			655.64		1,809.45	41.02		1,794.77		3,242.86	73.52
Total			18,306.25		27,360.08	620.27		50,587.34		72,382.97	1,640.97
Gross Profit			9,427.54		12,275.93	278.30		24,978.04		33,703.24	764.07

Operating Expenses:
Selling and marketing expenses			(1,712.62)		(2,192.24)	(49.70)		(4,952.12)		(6,388.75)	(144.84)
General and administrative expenses			(1,406.00)		(2,068.32)	(46.89)		(3,838.53)		(5,340.25)	(121.07)
Research and development expenses			(52.49)		(76.43)	(1.73)		(141.35)		(204.45)	(4.64)
Amortization of intangible assets			(10.54)		(89.83)	(2.04)		(35.62)		(231.59)	(5.25)
Foreign exchange gains / (losses), net			(407.39)		(210.78)	(4.78)		(500.33)		(227.16)	(5.15)
Others, net			13.58		64.96	1.47		45.78		369.81	8.38
Operating Income			5,852.08		7,703.28	174.64		15,555.87		21,680.84	491.52
Other income, net			366.87		704.67	15.98		874.03		1,683.42	38.16
Equity in earnings/(losses) of affiliates			93.79		121.36	2.75		232.99		278.73	6.32
Income before income taxes, minority interest and cumulative effect of change in accounting principle			6,312.74		8,529.32	193.36		16,662.89		23,643.00	536.00
Income taxes			(989.27)		(1,079.54)	(24.47)		(2,366.25)		(3,126.98)	(70.89)
Minority interest			—		—	—		(1.40)		—	—
Income before cumulative effect of change in accounting principle			5,323.47		7,449.78	168.89		14,295.24		20,516.02	465.11
Cumulative effect of change in accounting principle			—		—	—		—		39.09	0.89
Net income		Rs.	5,323.47	Rs.	7,449.78	$168.89	Rs.	14,295.24	Rs.	20,555.11	$466.00
Earnings per equity share
Basic
Income before cumulative effect of change in accounting principle			3.78		5.21	0.12		10.18		14.40	0.33
Cumulative effect of change in accounting principle			—		—	—		—		0.03	0.00
Net income			3.78		5.21	0.12		10.18		14.43	0.33
Diluted
Income before cumulative effect of change in accounting principle			3.74		5.14	0.12		10.07		14.22	0.32
Cumulative effect of change in accounting principle			—		—	—		—		0.03	0.00
Net income			3.74		5.14	0.12		10.07		14.25	0.32
Weighted average number if equity shares used in computing earnings per equity share:
Basic			1,408,963,785		1,428,718,122			1,403,858,212		1,424,271,318
Diluted			1,424,652,106		1,449,669,389			1,419,926,002		1,442,901,237

Additional Information
Operating Income
IT Services			4,878.48		6,330.66	143.52		13,091.89		18,175.97	412.06
Acquistions			15.57		(23.73)	(0.54)		15.57		(246.88)	(5.60)
BPO Services			290.24		526.26	11.93		645.47		1,468.69	33.30
Global IT Services and Products			5,184.29		6,833.19	154.91		13,752.93		19,397.78	439.76
India and AsiaPac IT Services and Products			388.99		539.48	12.23		967.67		1,311.82	29.74
Consumer Care and Lighting			210.72		265.40	6.02		586.67		741.18	16.80
Others			141.91		94.93	2.15		375.15		315.55	7.15
Reconciling Items			(73.83)		(29.70)	(0.67)		(126.55)		(85.53)	(1.94)
Total			5,852.08		7,703.28	174.64		15,555.87		21,680.84	491.52